UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Exide Technologies
(Name of Issuer)

Common Stock
(Title of Class of Securities)

      302051206
(CUSIP Number)

Sandell Asset Management Corp.
40 West 57th Street
26th Floor
New York, NY 10019
Attention : Michael Fischer, General Counsel
212-603-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

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SCHEDULE 13D
CUSIP No 302051206
1	NAME OF REPORTING PERSON Castlerigg Master Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,434,218
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 0
PERSONWITH	10	SHARED DISPOSITIVE POWER 2,434,218
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,434,218
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%
14	TYPE OF REPORTING PERSON CO

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SCHEDULE 13D
CUSIP No 302051206

1	NAME OF REPORTING PERSON Sandell Asset Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,434,218
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,434,218
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,434,218
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%
14	TYPE OF REPORTING PERSON CO

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SCHEDULE 13D
CUSIP No 302051206

1	NAME OF REPORTING PERSON Castlerigg International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x](b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,434,218
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,434,218
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,434,218
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%
14	TYPE OF REPORTING PERSON CO

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SCHEDULE 13D
CUSIP No 302051206

1	NAME OF REPORTING PERSON Castlerigg International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,434,218
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 0
PERSONWITH	10	SHARED DISPOSITIVE POWER 2,434,218
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,434,218
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%
14	TYPE OF REPORTING PERSON CO

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SCHEDULE 13D
CUSIP No 302051206

1	NAME OF REPORTING PERSON Thomas E. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,434,218
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 0
PERSONWITH	10	SHARED DISPOSITIVE POWER 2,434,218
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,434,218
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%
14	TYPE OF REPORTING PERSON IN

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This is Amendment No. 4 to the Schedule 13D filed jointly by Castlerigg Master Investments Ltd., a British Virgin Islands Company, Sandell Asset Management Corp., a British Virgin Islands Company ("SAMC"), Castlerigg International Limited, a British Virgin Islands Company, Castlerigg International Holdings Limited, a British Virgin Islands Company, and Thomas E. Sandell, a citizen of Sweden (together, the "Reporting Persons"), on November 8, 2004 and amended by Amendment No. 1 filed on November 12, 2004 and Amendment No. 2 on January 13, 2005, and Amendment No. 3 on February 15, 2005 (the initial Schedule 13D and all amendments thereto being referred to herein as the "Schedule 13D"). The following items in the Schedule 13D are hereby amended to include the following information:

ITEM 4. PURPOSE OF TRANSACTION

On February 18, 2005, SAMC sent the letter annexed hereto to the Chairman of the Board of Exide Technologies to request, among other things, that the Board of Exide Technologies act favorably and promptly with respect to SAMC's two nominees to the Board and seek shareholder input with respect to the candidates for the position of Chief Executive Officer at the Company. In response to the letter, Exide Technologies representatives indicated that the Executive Committee of the Company's Board of Directors would meet with SAMC. SAMC expressed appreciation of Exide's prompt response in a reply letter dated February 23, 2005, and the meeting was scheduled for February 23, 2005, at 7 p.m. On February 23, 2005, SAMC executed a confidentiality agreement with Exide Technologies regarding information to be received by SAMC in the meeting with Exide Technologies.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a). The Reporting Persons as a group beneficially own 2,434,218 shares of Exide common stock. This comprises approximately 9.97 % of the outstanding common stock of Exide.

(b). None of the Reporting Persons has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of the Shares.

Each of the Reporting Persons has shared power to vote and to direct the vote and shared power to dispose and to direct the disposition of 2,434,218 shares of Exide common stock.

(c). A list of the transactions in Exide common stock that were effected by the Reporting Persons during the past sixty days is attached as Appendix VII.

(d). N/A

(e). N/A

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Item 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits:

Appendix I: List of the transactions in Exide common stock that were effected by the Reporting Persons during the past sixty days ending November 8, 2004.*

Appendix II: Joint Filing Agreement.*

Appendix III: Instruction C Person Information.*

Appendix IV: Letter to the Executive Committee of the Board of Directors of Exide Technologies, dated November 10, 2004.**

Appendix V: Biographic information regarding Perry J. Lewis and Mark C. Demetree.***

Appendix VI: List of the transactions in Exide common stock that were effected by the Reporting Persons during the past sixty days ending February 15, 2005.****

Appendix VII: List of the transactions in Exide common stock that were effected by the Reporting Persons during the past sixty days ending February 23, 2005.

Appendix VIII: Letter to the Chairman of the Board of Directors of Exide Technologies, dated February 18, 2005.

Appendix IX: Letter to the Chairman of the Board of Directors of Exide Technologies, dated February 23, 2005.

Appendix X: Confidentiality Agreement executed February 23, 2005.

*Previously filed with the Schedule 13D filed on November 8, 2004.

**Previously filed with the 1st Amendment to the Schedule 13D filed on November 12, 2004.

***Previously filed with the 2nd Amendment to the Schedule 13D filed on January 13, 2005.

****Previously filed with the 3rd Amendment to the Schedule 13D filed on February 15, 2005.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2005 CASTLERIGG MASTER INVESTMENTS LTD.

By: Sandell Asset Management Corp.
As Investment Manager

By:/s/ Thomas E. Sandell
Thomas E. Sandell
Title: Director

SANDELL ASSET MANAGEMENT CORP.
By:/s/ Thomas E. Sandell
Thomas E. Sandell
Title: Director

CASTLERIGG INTERNATIONAL LIMITED
By:/s/ Thomas E. Sandell
Thomas E. Sandell
Title: Director

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
By:/s/ Thomas E. Sandell
Thomas E. Sandell
Title: Director

/s/ Thomas E. Sandell
Thomas E. Sandell

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APPENDIX VII

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

Date of transaction	Person effecting transaction	Amount of securities Involved	Price per share or unit	Where and how the transaction was effected
2/14/05	SAMC	12,500	14.50	Regular market transaction
2/14/05	SAMC	112,500	14.20	Regular market transaction
2/14/05	SAMC	25,000	14.01	Regular market transaction
2/14/05	SAMC	250,000	14.19	Regular market transaction
2/15/05	SAMC	50,000	14.85	Regular market transaction
2/15/05	SAMC	50,000	14.95	Regular market transaction
2/18/05	SAMC	35,000	14.99	Regular market transaction
2/18/05	SAMC	100,000	15.00	Regular market transaction

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APPENDIX VIII

February 18, 2005

John P. Reilly
Chairman of the Board
Exide Technologies
1300 Deerfield Parkway
Building 200
Alpharetta, GA 30004-8532

Re : Exide Technologies

Dear Mr. Reilly:

I write to express the very strong exception taken by Sandell Asset Management Corp. ("Sandell"), which together with affiliated entities currently owns 9.97% of the outstanding common stock of Exide Technologies ("Exide" or the "Company"), to Exide's failure to respond in any meaningful way to various initiatives advanced by Sandell recently in the interest of all Exide shareholders and with respect to what Sandell perceives to be a dysfunctional situation on the current Exide Board and the failure of that Board to deal with the serious issues now facing the Company. We believe this dysfunctional condition is largely the result of the fact that the current Board was put in place by former creditors of the Company, many of whom are no longer significant shareholders. Our proposals with respect to Board composition have been designed to address and rectify this disparity.

As you know, Sandell filed its initial Schedule 13D on November 8, 2004. By letter dated November 10, 2004, to Messrs. Davis and Ressner, we requested a meeting with the Executive Committee of the Board to discuss our proposal with respect to the composition of the Board, and we met with members of Exide's management on November 29, 2004. It was not until six weeks later, on January 12, 2005, that we were able to meet with Messrs. Reilly, Ressner, Kupinsky and Harvie to discuss our proposal; at that time, we provided relevant background information on our two candidates for the Board to these gentlemen. Since that date, however, there has been absolutely no meaningful contact of any kind with either the Board or management with respect to any of our proposals.

Specifically, Sandell has requested the Company to give consideration to two proposed candidates for the Board whose appointment would, we believe, better align the Board with the interests of its current shareholders. While various Exide representatives have led us to believe that our proposal with respect to restructuring the Board would be given serious consideration and would be acted upon in a timely fashion, the Company has, in fact, done nothing to date but engage in dilatory tactics, while failing to take any action on our proposal.

Sandell also asked that the Company give consideration to input it offered to provide, without fee, with respect to the structuring of a $350 million senior note offering publicly announced by the Company on February 9, 2005. To date, the Company has failed to respond to this offer, and has proceeded to negotiate the terms of the offering. In addition, we are aware of at least one fully committed financing proposal that was turned down by management and not evaluated by the Board.

These circumstances strongly suggest the need for, at a minimum, an independent review of the terms of the proposed offering by a separate entity, which was one of reasons Sandell extended its offer of assistance. Quite clearly, the members of the Board, who, along with the Company's management, do not appear to us to have substantial experience in the negotiation and structuring of debt offerings of this sort, are under a duty to get the best deal possible for the Company, which requires knowledgeable exploration of all available alternatives and independent advice. Despite this need, Sandell's offer of assistance has been completely ignored by the Company.

Finally, Sandell requested an opportunity to provide input with respect to the Company's ongoing search for a new Chief Executive Officer. The Company has also completely ignored this offer. We believe it is appropriate for large institutional shareholders to have input in determining the CEO of their company; further, any serious high-caliber CEO candidate should be interested in meeting with the Company's largest shareholders. In addition, we are concerned about the lack of transparency in the Board's search process, and strongly caution you against filling the CEO position without significant shareholder input and on the basis of cronyism and favoritism, rather than on the merits.

Sandell requests and expects the following:

(i) That the Board give immediate consideration to, and favorable action on, Sandell's two nominees for membership on the Board;

(ii) That the Board not fill the CEO position without seeking and receiving meaningful shareholder input; and

(iii) That the Board consult with Sandell and other independent expert advisors in regard to the Company's proposed senior note offering, to ensure that the most favorable terms available are obtained by the Company.

Finally, Sandell feels it is appropriate to remind the members of the Exide Board of their fiduciary duties to all shareholders. Sandell is prepared to take appropriate action to hold the members of the Board individually and personally responsible for any failure on their part to scrupulously satisfy the fiduciary obligation they have undertaken.

Very truly yours,

SANDELL ASSET MANGEMENT CORP.

/s/ James A. Cacioppo, President
James A. Cacioppo, President

cc: Craig Mulhauser, CEO
Michael Ressner
Stuart Kupinsky, Esq.

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APPENDIX IX

February 23, 2005

John P. Reilly
Chairman of the Board
Exide Technologies
1300 Deerfield Parkway
Building 200
Alpharetta, GA 30004-8532

Re : Exide Technologies

Dear Mr. Reilly:

We appreciate your prompt response to our letter dated February 18, 2005. We are encouraged by your agreement to have the Executive Committee of the Company's Board of Directors meet with us this Wednesday, February 23, 2005, and we reaffirm our willingness to work with the Company in a cooperative manner with respect to matters of mutual concern, including the restructuring of the Company's Board of Directors, the search for a new Chief Executive Officer and the contemplated offering of senior notes. Accordingly, we will hold in abeyance any further actions on our part with respect to the matters discussed in our February 18 letter pending our discussions on Wednesday.

Very truly yours,

SANDELL ASSET MANAGEMENT CORP.

/s/ James A. Cacioppo, President
James A. Cacioppo, President

cc: Craig Mulhauser, CEO
Eugene Davis
Michael Ressner
Stuart Kupinsky, Esq.

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APPENDIX X

EXIDE TECHNOLOGIES

February 23, 2005

Sandell Asset Management Corp.
40 West 57th Street, 26th Floor
New York, NY 10019
Attention: Michael Fischer
General Counsel

Confidentiality Agreement

Dear Michael:

In connection with the proposed meeting to take place on February 23, 2005 (the "Meeting") between representatives of Sandell Asset Management Corp. ("Sandell") and Exide Technologies (together with its affiliates, the "Company"), Sandell has requested the right to receive and review information with respect to the following items to be discussed at the Meeting:

(i) the composition of the Company's board of directors;

(ii) the Company's ongoing search for a new Chief Executive Officer; and

(iii) the Company's structuring of its note offering (the "Note Offering") publicly announced by the Company on February 9, 2005, as the same may be modified from time to time.

All of the information (whether written or oral) of a nature listed above furnished after the date hereof to Sandell or any of its affiliates, directors, officers, employees, advisors, agents, "controlling persons" (within the meaning of the Securities Exchange Act of 1934, as amended (the "1934 Act") (such affiliates and other persons being referred to collectively as "Representatives") by the Company or any of its Representatives, in connection with the Meeting, is referred to as "Evaluation Material". The term "Evaluation Material" does not, however, include any information which (i) at the time of disclosure or thereafter is generally known by the public, (ii) was or becomes available to Sandell on a nonconfidential basis or (iii) was already in Sandell or its Representatives' possession prior to the date hereof. The Company will not provide Sandell or its Representatives with non-public financial or business projections of any kind.

In mutual consideration of Sandell and the Company agreeing to participate in the Meeting, each of them hereby agrees as follows:

1. Evaluation Material, the Evaluation Material will be kept confidential by Sandell and its Representatives and, except as required by law or the rules or regulations of any applicable securities exchange or regulatory authority, will not be disclosed in any manner, except that Sandell may disclose the Evaluation Material or portions thereof to its Representatives.

2. In the event that Sandell or any of its Representatives are requested or required by law, rules, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar legal process to disclose any of the Evaluation Material, it is agreed that Sandell or its Representative, as the case may be, will provide the Company with prompt written notice of each request so that the Company may seek an appropriate protective order or other appropriate remedy and/or waive Sandell or the Representative's compliance with the provisions of the Agreement, and Sandell will cooperate with the Company, at the Company's expense, to obtain a protective order or other remedy. In the event that a protective order or other remedy is not obtained or that the Company grants a waiver hereunder, Sandell or its Representative may furnish that portion of the Evaluation Material which Sandell or its Representative, as determined in its or their sole discretion, is legally compelled to disclose and will exercise its and, if applicable, its Representative's reasonable efforts to obtain reliable assurance that confidential treatment will be accorded any Evaluation Material so furnished.

3. Notwithstanding anything provided herein and subject to the last sentence of this section, the Company covenants to fully and fairly disclose to the public, by issuing a press release and by filing a Form 8-K no later than March 15, 2005, all material non-public information supplied to Sandell and its Representatives, except for information relating to the matters set forth on Schedule 1 attached hereto, which information shall not be subject to this disclosure obligation. In the event the Company fails to do so, Sandell shall thereafter be free to publicly disclose such material non-public information without any liability. If and to the extent the Company supplies Sandell material non-public information relating to the terms of the Note Offering and provides Sandell with a notice in writing prior to March 15, 2005 that, in its reasonable opinion and after having received advice to this effect from the financial institutions advising the Company with the Note Offering, the disclosure of such information to the public prior to or on that date would materially and adversely affect the Note Offering or the Company, the parties to this Agreement shall agree on a mutually satisfactory alternative to such disclosure prior to such disclosure.

4. It is acknowledged that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by Sandell or its Representatives or by the Company (the "Breaching Party") and that any breach would cause the other party (the "Non-Breaching Party") hereto irreparable harm. Accordingly, it is agreed that, in the event of any breach or threatened breach of this Agreement, the Non-Breaching Party, in addition to any other remedies at law or in equity it may have, shall be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. In the event of litigation relating to this Agreement, whether at law or in equity, if a court of competent jurisdiction determines by final nonappealable judgment or order that the Breaching Party or any of its Representatives have breached this Agreement, then such Breaching Party shall be liable and pay to the Non-Breaching Party the costs and expenses incurred by it in connection with the litigation, including any appeal.

5. The validity and interpretation of this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York applicable to agreements made and to be fully performed therein (excluding the conflicts of laws rules). Both parties irrevocably and unconditionally submit to the jurisdiction of any court of the State of New York located in the City of New York or the United States District Court for the Southern District of New York for the purpose of any action, suit or other proceeding arising out of this Agreement or any of the transactions contemplated hereby, and agree not to commence any action, suit or proceeding relating thereto except in those courts, and further agree that service of process, summons, notice or document by U.S. registered mail to its address set forth in this Agreement will be effective service of process for any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby. Both parties hereby also irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the courts of the State of New York located in the City of New York or the United States District Court for the Southern District of New York, and both parties hereby irrevocably and unconditionally waive and agree not to plead or claim in any such court that any action, suit or proceeding has been brought in an inconvenient forum. The benefits of this Agreement shall inure to the respective successors and assigns of the parties hereto, and the obligations and liabilities assumed in this Agreement by the parties hereto shall be binding upon their respective successors and assigns.

6. If it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) that any term or provision of this Agreement is invalid or unenforceable, (i) the remaining terms and provisions shall be unimpaired and shall remain in full force and effect and (ii) the invalid or unenforceable provision or term shall be replaced by a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

7. This Agreement embodies the entire agreement and understanding of the parties and supersedes any and all prior agreements, arrangements and understandings relating to the matters provided for in the Agreement. No amendment or supplement or modification or waiver of any provision shall be binding or effective unless the same is set forth in writing signed by a duly authorized officer of the Company and Sandell expressly so amending, supplementing, modifying or waiving this Agreement or any provision.

8. For the convenience of the parties, any number of counterparts of this Agreement may be executed by the parties. Each such counterpart shall be, and shall be deemed to be, an original instrument, but all such counterparts taken together shall constitute one and the same Agreement.

9. Both parties agree that no failure or delay by any party in exercising any right, power or privilege will operate as a waiver, nor will any single or partial exercise preclude any other or further exercise thereof or the exercise of any other right, power or privilege under this Agreement.

10. Sections 1 and 2 of this Agreement shall terminate 45 days after the date hereof (except as to claims brought, or breaches of, this Agreement before that date), provided that sections 1 and 2 of this Agreement will not terminate as to information relating to the matters set forth on Schedule 1 attached hereto.

This Agreement is being delivered to Sandell in duplicate. Sandell will execute and return one copy of this Agreement which will constitute the agreement of the parties with respect to the subject matter hereof.

Very truly yours,
EXIDE TECHNOLOGIES
By: /s/ Stuart H. Kupinsky Name: Stuart H. Kupinsky Title: Executive Vice President

Confirmed and Agreed to
this 23rd day of February, 2005

SANDELL ASSET MANAGEMENT CORP.

By: /s/ James A. Cacioppo
      Name: James A. Cacioppo
      Title: President

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Schedule 1

Items Excluded From Section 3.

(1) Names and identities of Chief Executive Officer candidates

(2) Names and identities of Board of Directors' candidates